SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

DMY SQUARED TECHNOLOGY GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

233276104

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 233276104

1	NAMES OF REPORTING PERSONS Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 125,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 125,000
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (1)
12	TYPE OF REPORTING PERSON* FI

(1)	Based on 2,338,586 shares of Class A common stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024.

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Item 1 (a)	Name of Issuer:

dMY Squared Technology Group Inc. (the “Issuer”)

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Item 2 (a)	Name of Person Filing:

Alberta Investment Management Corporation (the “Reporting Person”)

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

1600 - 10250 101 Street NW Edmonton, Alberta T5J 3P4 Canada

Item 2 (c)	Citizenship:

The Reporting Person is organized under the laws of Alberta, Canada.

Item 2 (d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

(e)	CUSIP No.:

233276104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership

Item 4 (a)	Amount Beneficially Owned: 125,000 shares of Class A Common Stock

Item 4 (b)	Percent of class: 5.4%

Based on 2,338,586 shares of Class A Common Stock of the Issuer outstanding as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2024.

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Item 4(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 125,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 125,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, the Reporting Person provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Kahlan Mills
Name:	Kahlan Mills
Title:	Associate General Counsel

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